BRF S.A.,

Publicly-Held Company

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

Attachment Q to CVM Resolucion No. 81/2022

PUBLIC REQUEST FOR A POWER OF ATTORNEY

For the Ordinary and Extraordinary General Shareholders’ Meetings to be held on April 12, 2023, at 11:00 a.m. (“OEGM”), exclusively under virtual format, by means of the digital platform Chorus Call (“Digital Platform”).

The powers of attorney must be sent to the Company, exclusively in electronic format, to the e-mail acoes@brf.com, in the period between March, 8, 2023 and April 10, 2023 .

1.	Provide the company name

BRF S.A. (“Company”).

2.	Provide information on the subjects for which the powers of attorney are being requested

Powers of attorney are requested to vote on all matters included in the OEGM Agenda, published through the Call Notice, dated March 08, 2023, which are:

I - At the Ordinary General Shareholders’ Meeting:

(i) To take the Management’s accounts, examine, discuss and vote on the Management Report, the Financial Statements and other documents related to the fiscal year ended on December 31, 2023;

(v) To set the annual global compensation of the Company's management for the fiscal year 2023;

(vi) To elect the members of the Fiscal Council; and

(vii) To set the compensation of the members of the Fiscal Council for the fiscal year 2023.

II - At the Extraordinary General Shareholders’ Meeting:

(i) Amend article 3 of the Company's Bylaws to include the activities of “intermediation and agency services and business in general, except real estate” and “provision of administrative services to third parties” in the Company's corporate purpose;

(ii) Amend article 33, paragraph 2, of the Company's Bylaws to expressly predict that the same member of the Audit and Integrity Committee may combine the characteristics of financial specialist and independent advisor, in accordance with article 22, item V, item 'c' of B3's Novo Mercado Regulations;

(iii) Amend article 33, paragraph 7, of the Company's Bylaws to provide that the functions and activities of the Coordinator of the Audit and Integrity Committee will be defined in the body's internal regulations, in accordance with article 22, item III, of Regulation of B3's Novo Mercado; and

(iv) Consolidate the Company's Bylaws with the approved changes.

3. Identify the natural or legal persons who promoted, organized or paid for the proxy request, even if partially, informing:

a.	Name and Address.

Company Management

b.	Since when has he been a shareholder of the company.

Not applicable.

c.	Number and percentage of shares of each type and class held by it.

Not applicable.

d.	Number of shares borrowed.

Not applicable.

e.	Total exposure in derivatives referenced to the company's shares.

Not applicable.

f.	Relationships of a corporate, business or family nature existing or maintained in the last 3 years with the company or with parties related to the company, as defined by the accounting rules that deal with this matter.

Not applicable.

4.	Inform whether any of the persons mentioned in item 3, as well as any of their controllers, subsidiaries, companies under common control or affiliates, have a special interest in approving the matters for which the power of attorney is being requested, describing in detail the nature and extent of the interest in question.

Not applicable.

5.	Inform the estimated cost of the power of attorney request.

The Company will not incur any costs for this Public Request for a Proxy, considering that there will be no costs for any publications of this Public Request for a Proxy, which will be disclosed exclusively by electronic means at the Company's Investor Relations website (http://ri.brf-global.com) and at the websites of the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários) (www.cvm.gov.br) and of B3 S.A. – Brasil, Bolsa, Balcão (www.b3.com.br).

6. Inform if:

(a)	the company paid for the power of attorney; or
(b)	the parties presenting it will seek the reimbursement of such costs from the company.

As informed in item 5 above, the Company will not incur costs with the disclosure of this Public Proxy Request.

7. State:

a.	The address to which this proxy should be sent following signature; or

The power of attorney, in the form of the draft object of Attachement 1 hereto, must be completed, initialed and signed and, subsequently, sent exclusively by electronic means, together with a copy of the documents below, to the following electronic address: acoes@brf.com.

The shareholders must present, together with the power of attorney in physical format, a copy of the following documents:

a)	Individual Shareholders: (i) photo I.D.; and (ii) statement disclosing the respective shareholding stake, issued by the financial institution responsible for the custody of the shares;

b)	Corporate Shareholders: (i) latest version of the Bylaws or consolidated articles of association and the corporate documentation granting powers of representation (i.e.: minutes of election of the officers); (ii) picture I.D. of the legal representative(s); and (iii) statement disclosing the respective shareholding stake, issued by the financial institution responsible for the custody of the shares;

c)	Investment Funds: (i) latest consolidated fund regulation; (ii) bylaws or articles of association of its administrator or manager, as the case may be, with the fund’s voting policy and corporate documents that prove the powers of representation (minutes of election of the officers, term(s) of investiture and / or power of attorney); (iii) photo I.D. of the legal representative(s); and (iv) a statement disclosing the respective shareholding stake, issued by the financial institution responsible for the custody of the shares;

d)	Foreign Shareholders: Foreign shareholders must present the same documentation as Brazilian shareholders, with the exception that corporate documents of the legal entity and the proxy must be translated into a sworn form, not being necessary its notarization and consularization.

B. If the company accepts powers of attorney through a system on the world wide web, the instructions for granting the power of attorney

Not applicable.

ATTACHMENT I - DRAFT OF THE POWER OF ATTORNEY

Power of Attorney

By means of this private instrument, the shareholder qualified below ("Grantor”), as a shareholder of BRF S.A., a publicly-held company registered with the CNPJ under nº 01.838.723/0001-27, with headquarters at Rua Jorge Tzachel, No. 475, Bairro Fazenda, in the city of Itajaí, state of Santa Catarina, CEP 88301-600 ("Company”), in view of the call for the Ordinary and Extraordinary General Shareholders’ Meeting of the Company, to be held at 11:00 a.m. on April 12, 2023 (“OEGM”), hereby appoints and constitutes as its proxies:

a)	Mr. Mateus Boeira Garcia, Brazilian, lawyer, single, bearer of identity card RG No. 3092947328, issued by SSP/RS, enrolled in the Brazilian Bar OAB/SP under No. 450.555 and enrolled in CPF under No. 018.134.240-55, with professional domicile at Av. das Nações Unidas, No. 14401, 23rd floor, Jequitibá Tower, Chácara Santo Antônio district, city of São Paulo, state of São Paulo, ZIP Code: 04.730-090, to vote IN FAVOR of the matters in the OEGM’s agenda, in accordance with the express guidance given below by the Grantor;

b)	Mrs. Victória Oetinger Chassot, Brazilian, lawyer, single, bearer of identity card RG No. 52.051.126-8, issued by SSP/SP, enrolled in the Brazilian Bar OAB/SP under No. 425.879 and enrolled in CPF under No. 459.155.028-14, with professional domicile at Av. das Nações Unidas, No. 14401, 23rd floor, Jequitibá Tower, Chácara Santo Antônio district, city of São Paulo, state of São Paulo, ZIP Code: 04.730-090, to vote AGAINST the matters in the OEGM’s agenda, in accordance with the express guidance given below by the Grantor; and

c)	Mr. Antônio Carlos Godoy Filho, Brazilian, lawyer, married, bearer of identity card RG No. 24.677.243-8, issued by SSP/SP enrolled in the Brazilian Bar OAB/SP under No. 193.798 and enrolled in CPF under No. 267.053.718-97, with professional domicile at Av. das Nações Unidas, No. 14401, 23rd floor, Jequitibá Tower, Chácara Santo Antônio district, city of São Paulo, state of São Paulo, ZIP Code: 04.730-090, to ABSTAIN on the matters included in the EGM’s agenda, in accordance with the express guidance given below by the Grantor.

granting the above-mentioned proxies powers to represent the Grantor at the OEGM, acting solely and regardless of the order of nomination, to represent the Grantor at the OEGM, for the specific purpose of voting, on its behalf, in strict accordance with the voting guidelines set forth below, on each of the matters on the Agenda:

I - At the Ordinary General Shareholders’ Meeting:

1. To take the Management’s accounts, examine, discuss and vote on the Management Report, the Financial Statements and other documents related to the fiscal year ended on December 31, 2022:

In favor Against Abstain

[ ] [ ] [ ]

Place an X in the above space for the chosen option.

2. To set the annual global compensation for fiscal year 2023 for the Company's Management (Board of Directors and Statutory Management) in the amount of up to R$109.898.000,00 (one hundred and nine million eight hundred and ninety-eight thousand reais). This amount refers to the proposed limit for fixed compensation (salary or pro-labore, direct and indirect benefits) and benefits motivated by the termination of the position, as well as variable remuneration (profit sharing) and amounts in connection with the Stock Option Plan and the Company’s Restricted Stocks Plan:

In favor Against Abstain

[ ] [ ] [ ]

Place an X in the above space for the chosen option.

3. To elect the following members of the Company's Fiscal Council (the shareholder may vote for the approval of the election of up to 3 (three) candidates and its substitutes):

Bernardo Szpigel (Sitting Member) / Valdecyr Maciel Gomes (Substitute Member)

[ ] Approve [ ] Reject [ ] Abstain

Marco Antônio Peixoto Simões Velozo (Sitting Member) / Luis Fernando Prudêncio Velazco (Substitute Member)

[ ] Approve [ ] Reject [ ] Abstain

Attilio Guaspari (Sitting Member) / Marcus Vinícius Dias Severini (Substitute Member)

[ ] Approve [ ] Reject [ ] Refrain

Place an X in the above space for the chosen option.

4. To set the compensation for the fiscal year 2023 for the effective members of the Fiscal Council in an amount corresponding to 10% (ten percent) of the average value of the compensation attributed to the Company's Directors (not including benefits, representation allowances and profit sharing) , pursuant to article 162, paragraph 3, of Law No. 6,404/1976, considering the maximum value R$877,000.00 (eight hundred and seventy-seven thousand reais):

In favor Against Abstain

[ ] [ ] [ ]

Place an X in the above space for the chosen option.

II - At the Extraordinary General Shareholders’ Meeting:

1. Amend article 3 of the Company's Bylaws to include the activities of “intermediation and agency services and business in general, except real estate” and “provision of administrative services to third parties” in the Company's corporate purpose:

In favor Against Abstain

[ ] [ ] [ ]

Place an X in the above space for the chosen option.

2. Amend article 33, paragraph 2, of the Company's Bylaws to expressly provide that the same member of the Audit and Integrity Committee may combine the characteristics of financial specialist and independent advisor, in accordance with article 22, item V, item 'c' of B3's Novo Mercado Regulation:

In favor Against Abstain

[ ] [ ] [ ]

Place an X in the above space for the chosen option.

3. Amend article 33, paragraph 7, of the Company's Bylaws to provide that the functions and activities of the Coordinator of the Audit and Integrity Committee will be defined in the body's internal regulations, in accordance with article 22, item III, of Regulation of B3's Novo Mercado:

In favor Against Abstain

[ ] [ ] [ ]

Place an X in the above space for the chosen option.

4 . Consolidate the Company's Bylaws with the approved amendments:

In favor Against Abstain

[ ] [ ] [ ]

Place an X in the above space for the chosen option.

For the purposes of this power of attorney, the Grantees will have limited powers to attend the OEGM and cast votes in accordance with the voting guidelines stated above, and the Grantees may also sign, in the name and place of the Grantor, any and all documents that are necessary in relation to the OEGM, including, by way of example, the shareholders attendance book and the respective minutes in the proper book, having no right or obligation to take any other measures that are not necessary to comply with this mandate instrument.

The Grantees are authorized to abstain from any resolution or matter for which they have not received, at their discretion, sufficiently specific voting instructions.

This power of attorney is valid until the closure and conclusion of the administrative procedures of the OEGM for which it was granted, either on the first or second call, regardless of the date on which the second call will be installed, and may be replaced in its entirety or in part.

Qualification of the Shareholder:

Full name or corporate name of the Granting Shareholder
CPF or CNPJ number
Address
Number of Shares Held
Name of Legal Representative (If applicable):
Address of Legal Representative (If applicable):
Position of Legal Representative (if applicable)
Date of Power of Attorney

Signature:____________________________

Shareholder's Name/CorporateName:_____________________________________

Name of Shareholder's Legal Representative(s) (if applicable):

_____________________________________________________________________